SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2003

                              ---------------------


                              CONVERIUM HOLDING AG
                              ---------------------

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    (Address of principal executive offices)

                              ---------------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x   Form 40-F
                                    ---            ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes__         No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Government of Singapore Adjusts Its Holding in Converium Shares from 5.08% to 4.90%

    ZUG, Switzerland--(BUSINESS WIRE)--Aug. 21, 2003--Converium Holding Ltd (NYSE:CHR) (SWX:CHR) hereby informs that Government of Singapore, Investment Corporation Pte Ltd (GIC), 168 Robinson Road #37-01, in Singapore 068912, has reduced its holding from 2,034,563 registered shares in Converium Holding Ltd, Zug to 1,960,677. This corresponds to a reduction from 5.08% to 4.90% of Converium's registered shares with voting rights.

    Currently disclosed share holdings in Converium Holding Ltd, Zug

    Based upon the notifications to-date the following are the resulting interests notified to Converium Holding Ltd, Zug:

    --  Fidelity International Limited ("Fidelity"), Hamilton/Bermuda
        - 9.87% (date of notification April 28, 2003)

    --  Wellington Management Company ("Wellington"), LLP,
        Boston/Massachusetts, U.S.A. - 7.68% (date of notification January 11, 2002)

    Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.
    Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%.

    CONTACT: Converium Holding Ltd
             Michael Schiendorfer, +41 (0)1 639 96 57
             Media Relations Manager
             michael.schiendorfer@converium.com
             or
             Zuzana Drozd, +41 (0)1 639 91 20
             Head of Investor Relations
             zuzana.drozd@converium.com
             www.converium.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: August 21, 2003



                                          CONVERIUM HOLDING AG


                                        By /s/ Dick Lohmann
                                           ------------------
                                           Dirk Lohmann
                                           Chief Executive Officer


                                                and

                                        By /s/ Christian Felderer
                                           ----------------------
                                           Christian Felderer
                                           Group General Counsel